

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2019

J. Garrett Stevens
Chief Executive Officer
Perth Mint Physical Gold ETF
2 Hanson Place
Brooklyn, New York 11217

> **Re: Perth Mint Physical Gold ETF**
> **Registration Statement on Form S-1**
> **Filed June 11, 2019**
> **File No. 333-232065**

Dear Mr. Stevens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at 202-551-3207 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities